Statement of Financial Position

	Year Ended December 31, 2022
ASSETS	
Current Assets	
Cash and Cash Equivalents	13,972
Total Current Assets	13,972
TOTAL ASSETS	**13,972**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	14,535
Related Party Advances	73,465
Total Current Liabilities	88,000
Long Term Liabilities	
Wefunder Investment LLC	104,848
AR Loan	18,500
Total Long Term Liabilities	123,348
TOTAL LIABILITIES	**211,348**
EQUITY	
Opening Balance Equity	(15,985)
Retained Earnings	(101,854)
Net Income	(79,537)
Total Equity	(197,376)
TOTAL LIABILITIES AND EQUITY	**13,972**

Statement of Operations

	Year Ended December 31, 2022
Revenue	-
Cost of Sales	
Tanning Materials	12,033
Raw fish-skins	1,386
Total COGS	13,419
Gross Profit	**(13,419)**
Operating Expenses	

Advertising and Marketing	798
General and Administrative	38,988
Research and Development	4,000
Equipment / Machinery	20,376
Insurance / Taxes	1,956
Total Operating Expenses	**66,118**
Operating Income	**(66,118)**
Provision for Income Tax	-
Net Income	**(79,537)**

Statement of Cash Flows

	Year Ended December 31, 2022
OPERATING ACTIVITIES	
Net Income	(79,537)
Cash by NN Partner	15,220
WF Card	14,535
Net cash provided by Operating Activities	(49,782)
FINANCIANG ACTIVITIES	
AR Loan	18,500
Wefunder LLC	14,153
Opening Balance WF equity	(15,985)
Net cash provided by Financing Activities	16,668
Net cash increase for period	(33,114)
Cash at the beginning of period	47,086
Cash at end of period	**13,972**

Statement of Changes in Member's Equity

	As of December 31, 2022
Balance as of 1/1/2022 (inception)	
Net Loss	(197,376)
Balance as of 12/31/2022	(197,376)